Exhibit 1.3

Copenhagen – December 2022 Sebastian Christmas Poulsen Our ref. 064945-0022 Doc.no. 30851482.1

Complete Proposals

Complete proposals for the extraordinary general meeting in

Joe & The Juice Holding A/S

(CVR no. 35 52 79 90)

(the “Company”)

to be held on 9 January 2023 at the offices of Bech-Bruun Law Firm P/S, Langelinie Allé 35, 2100 Copenhagen.

1.	Increase of the share capital by cash payment

The board of directors proposes that the Company’s share capital is increased which entails the following:

1)	that the share capital will be increased

from nominally	DKK 64,557,337.01
by nominally	between DKK 6,491,000.00 and DKK 10,070,559.56
to nominally	between DKK 71,048,337.01 and DKK 74,627,896.57

2)	that the increase of the share capital will be paid up in full,

3)	that the capital increase will be divided into shares of a nominal value of DKK 0.01,

4)

that between 194,730,000 and 302,116,787 of the new shares shall be A-shares and that between 454,370,000 and 704,939,169 of the new shares shall be B-shares, the total number of new shares being up to 1,007,055,956,

5)	that the subscription price shall be 0.811 per A-share and 0.5 per B-share amounting to a total cash contribution of up to DKK 597,486,298.76,

6)

that the new shares will confer upon the holder the right to receive dividends for the current financial year on equal terms with the existing shares as well as other rights in the Company as of the day after the general meeting,

7)	that the costs of the capital increase payable by the Company are estimated to be DKK 100,000 exclusive of VAT,

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8)	that the existing shareholders will have a proportional subscription right for up to 357,955,956 of the new shares (equivalent to a total of 107,386,787 A-shares and 250,569,169 B-shares),

9)

that the subscription shall be made in writing on a subscription form at the latest on 3 January 2023 at which point in time the window to accept to utilize the individual proportional subscription right expires,

10)	that the subscription amount will be contributed in cash to the Company at the latest on 9 January 2023 for existing shareholders,

11)

that in the event one or more shareholders does not accept (in full or in part) to use its proportional subscription right within the above stipulated deadlines at the latest, the unaccepted shares will not be subscribed for,

12)	that the new shares will not confer any special rights or privileges on the holders,

13)	that the transferability of the new shares will be subject to the same restrictions as the existing shares,

14)	that the pre-emption rights attached to the new shares in future capital increases will be subject to no restrictions,

15)	that the new shares will be non-negotiable instruments,

16)	that the new shares will be made out in the holders’ names, and

17)

that the wording of clause 3.1 of the Company’s articles of association will be amended to reflect the final nominal share capital increase amount, including the distribution of the shares on A-shares and B-shares, all divided into nominally DKK 0.01 each or multiples herof.

2.	Delegation of authority to the chairman of the meeting

The board of directors proposes to authorise the chairman of the meeting with full power of substitution to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Business Authority or any other public authority as a condition for such registration or approval.